Exhibit 9.01

American States Water Company Announces the CPUC’s Approval to Recover a Litigation Memorandum Account

SAN DIMAS, Calif.—(BUSINESS WIRE)—July 22, 2005—American States Water Company (NYSE:AWR) announced that on July 21, 2005, the California Public Utilities Commission (“CPUC”) authorized its Southern California Water Company (“SCW”) subsidiary to collect the balance of a litigation memorandum account, approximately $21.3 million, through a rate surcharge, which will continue for no longer than 20 years.

The memorandum account was authorized and established in 2000 to allow SCW to track costs it incurred in prosecuting the lawsuits filed against Aerojet-General Corporation (“Aerojet”) for causing the contamination of the Sacramento County Groundwater Basin and the State of California, which had regulatory oversight of the clean-up process.

Approximately $15 million has been recorded as a regulatory asset representing primarily the legal and expert costs incurred to date in connection with prosecuting the cases, net of reimbursement amounts received from defendants and insurers. The difference between the amount authorized yesterday by the CPUC for recovery in rates and the regulatory asset primarily relate to the previously incurred carrying costs pertaining to certain capital investments by the Company, required to restore the water supply. As a result of this final decision authorizing the recovery of approximately $21.3 million in the memorandum account, the Company, among other things, will adjust the regulatory asset to include these carrying costs and record a corresponding gain in its results of operations during the third quarter 2005.

In making today’s announcement, Floyd E. Wicks, President and CEO stated, “We are very pleased with the CPUC’s decision. This has been a long process and we welcome this CPUC ruling in supporting and recognizing the Company’s efforts in pursuing compensation from the polluters, and ensuring long-term water supply in the Company’s service areas. We believe this is a fair and equitable decision for both shareholders and customers.”

Certain matters discussed in this news release with regard to the Company’s expectations may be forward-looking statements that involve risks and uncertainties. The assumptions and risk factors that could cause the actual results to differ materially, include those described in the Company’s Form 10-Q and Form 10-K filed with the Securities and Exchange Commission.

American States Water Company is the parent of Southern California Water Company, American States Utility Services, Inc. and Chaparral City Water Company. Through its subsidiaries, AWR provides water service to 1 out of 30 Californians located within 75 communities throughout 10 counties in Northern, Coastal and Southern California and to approximately 12,780 customers in the city of Fountain Hills, Arizona and portions of Scottsdale, Arizona. The Company also distributes electricity to approximately 22,787 customers in the Big Bear recreational area of California. Through its non-regulated subsidiary, American States Utility Services, the company contracts with various municipalities, the U. S. Government and private entities to provide various services, including billing and meter reading, water marketing and operation and maintenance of water and wastewater systems.

CONTACT: Robert J. Sprowls
Senior Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
(909) 394-3600, extension 647